02047202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2002

Delta Galil Industries Ltd.
(Translation of registrant's name into English)

Textile Building, 2 Kaufman Street, Tel Aviv 68012, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is an immediate report to the Israel Securities Authority, the Tel Aviv Stock Exchange and the Israeli Registrar of Companies dated July 16, 2002, together with an English translation thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Delta Galil Industries Ltd.
(Registrant)

By: [signature]
Name: Aviram Lahav
Title: Chief Financial Officer

Date: July 16, 2002

תל-אביב, 16 ביולי 2002

לכבוד הרשות לניירות ערך רח' כנפי נשרים 22 ירושלים	לכבוד הבורסה לניירות ערך בת"א רח' אחד העם 54 תל-אביב	לכבוד רשם החברות ת.ד. 767 ירושלים
בדואר רשום **ופקס: 02-6513940**	**בדואר רשום** **ופקס: 03-5105379**	**בדואר רשום**

א.ג.נ,

הנדון: **דלתא גליל תעשיות בע"מ ("החברה") -דווח מיידי**

החברה מודיעה, כי אין אמת בכתבה אשר פורסמה בעיתון מעריב, שמר דב לאוטמן הוא מועמד לכהן כשר המסחר והתעשיה.

בכבוד רב,

מיקי לקסר, סגן חשב
דלתא גליל תעשיות בע"מ
ח.צ. 520025602

דוח זה הועבר בפקסימליה:

לרשות ניירות ערך : ביום 16 ביולי 2002 בשעה ________.
לבורסה לניירות ערך : ביום 16 ביולי 2002 בשעה ________.

TEXTILE BUILDING, 2 KAUFMAN STREET TEL AVIV 68012 ISRAEL
TEL.972-3-5193636 FAX.972-3-5193705 www.deltagalil.com

DELTA
GALIL INDUSTRIES LTD.

Tel-Aviv, July 16, 2002

[UNOFFICIAL TRANSLATION]

To The Securities Authority 22 Kanfei Nesharim St. Jerusalem 95464	To The Tel-Aviv Stock Exchange 54 Ahad Ha'am St. Tel-Aviv 65202	To The Registrar of Companies P.O. Box 767 Jerusalem
by registered mail and fax: 02-6513940	**by registered mail and fax: 03-5105379**	**by registered mail**

Ladies and Gentlemen:

Re: Delta Galil Industries Ltd. ("the Company") - immediate report

The Company hereby announces, that there is no truth in the article which was published in the Ma'ariv (Israeli daily) newspaper, that Mr. Dov Lautman is a candidate to serve as the Minister of Trade and Industry.

Yours respectfully,

Michael Laxer, Assistant Controller
Delta Galil Industries Ltd.
Public Company number 520025602

This report was sent by facsimile:

To the Securities Authority: on the 16th day of July 2002 at _____ o'clock.
To the Tel-Aviv Stock Exchange: on the 16th day of July 2002 at _____ o'clock.

TEXTILE BUILDING, 2 KAUFMAN STREET TEL AVIV 68012 ISRAEL
TEL.972-3-5193636 FAX.972-3-5193705 www.deltagalil.com